Exhibit 99.8

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Ava PEREZ
Tel.: + 33 (0) 1 47 44 64 65
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
Exploration & Production Announces New Appointments
for Michael Borrell, Arnaud Breuillac, Ladislas Paszkiewicz and Michel Seguin
Paris, July 8, 2010 - The following appointments at Total Exploration & Production were effective as of July 1, 2010:
- Michael Borrell, previously Vice President, Caspian and Central Asia, is appointed Senior Vice President, Continental Europe and Central Asia.
- He succeeds Arnaud Breuillac, who is appointed Senior Vice President, Middle East, replacing Ladislas Paszkiewicz.
- Ladislas Paszkiewicz succeeds Michel Seguin as Senior Vice President, Americas.
- Michel Seguin is appointed Special Advisor to the President of Total Exploration & Production.
Messieurs Borrell, Breuillac & Paszkiewicz are members of the Management Committee of Total Exploration & Production.
Commenting on the appointments, Yves-Louis Darricarrère, President of Total Exploration & Production, said: “I would like to congratulate Michael Borrell, Arnaud Breuillac, Ladislas Paszkiewicz and Michel Seguin on their appointments. Their in-depth understanding of every aspect of the Exploration & Production business and their experience in senior positions in our strategic regions will allow them to successfully fulfill their new responsibilities.”
Michael Borrell is appointed Senior Vice President,
Continental Europe and Central Asia

Michael Borrell, 47, joined Total in 1985.
He held various Exploration & Production positions, notably in the United Kingdom, Argentina and Indonesia.
In 2006, Mr. Borrell was appointed President of Total Exploration & Production Canada. In September 2009, he was named Vice President, Caspian and Central Asia within the Continental Europe and Central Asia Division.

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Ava PEREZ
Tel.: + 33 (0) 1 47 44 64 65
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
Arnaud Breuillac is appointed Senior Vice President, Middle East

Arnaud Breuillac, 51, joined Total in 1981. He held various Exploration & Production positions in France, Abu Dhabi, the United Kingdom, Indonesia, Angola as well as in the Refining Division in France.
From 2004 to 2006, he was Vice President Middle East Iran. In December 2006, he became a member of the Management Committee of the Exploration & Production Division, as Senior Vice President, Continental Europe and Central Asia.
Ladislas Paszkiewicz is appointed Senior Vice President, Americas

Ladislas Paszkiewicz, 47, joined Total in 1985 in the Finance Department, where he held a number of tax and finance-related positions. In 1992, he was appointed Head of Total’s Investor Relations Department in New York.
In 2000, Mr. Paszkiewicz was named Vice President, Investor Relations, before moving to Exploration & Production in 2004. In 2005, he was appointed General Manager of the Argentinian subsidiary Total Austral. He was appointed Senior Vice President, Middle East, in February 2007, member of the Management Committee of the Exploration & Production division.
Michel Seguin is appointed Special Advisor to the President
of Total Exploration & Production

Michel Seguin joined Total in 1972 and between 1973 and 1986 held operational positions in Dubai, Indonesia and Abu Dhabi, where he eventually became Chief Operating Officer of Total ABK.
Mr. Seguin subsequently headed Total subsidiaries in China and Egypt.
From 1992 to 1996, he was Vice President, Research & Development in Paris. He was then appointed Senior Vice President, Asia Middle East, a position he held until the end of 2005. In January 2006, he was named Senior Vice President, Americas.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com